2010 Main Street Suite 500 Irvine, CA 92614-7269 +1 949 442 6000 Main +1 949 442 6010 Fax www.dechert.com
Robert A. Robertson robert.robertson@dechert.com +1 949 442 6037 Direct +1 949 681 8651 Fax

August 26, 2014

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:  Deborah O’Neal-Johnson, Division of Investment Management

Re:

Two Roads Shared Trust (the “Registrant”)

(File No. 333-182417; 811-22718)

Dear Ms. O’Neal-Johnson:

Thank you for your telephonic comments regarding the Registrant’s registration statement on Form N-1A relating to the West Shore Real Return Income Fund (the “Fund”), a series of the Registrant, filed with the Commission on June 30, 2014 (PEA No. 33).  The Registrant has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Registrant’s registration statement on its behalf.

Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in PEA No. 39 to the Registrant’s registration statement on Form N-1A, which will be filed via EDGAR on or about August 28, 2014.

Comments to the Prospectus

Comment 1	Please include a completed copy of the Fund’s Fees and Expenses of the Fund—Annual Fund Operating Expenses table with your response.
Response 1. A completed copy of the Fund’s Fees and Expenses of the Fund—Annual Fund Operating Expenses table is included in Appendix A below.

Securities and Exchange Comm. August 26, 2014

Comment 2

Per Form N-1A Item 3, Instruction 3(c)(iii), information regarding expenses comprising “Other Expenses” may be subdivided into no more than three subcaptions that identify the largest expense or expenses comprising “Other Expenses” included as a parenthetical to the “Other Expenses” caption. Accordingly, in the Fees and Expenses of the Fund—Annual Fund Operating Expenses table, please delete footnote 1 as the footnote is neither permitted nor required by Form N-1A.

Response 2. Comment accepted. The referenced footnote has been deleted.
Comment 3	Please confirm supplementally that the expense reimbursement agreement will be in place for at least one year from the effective date of the Registrant’s registration statement.
Response 3. The Registrant confirms that the expense reimbursement agreement will be in place for at least one year from the effective date of the Registrant’s registration statement.
Comment 4	Please confirm supplementally that short sales expenses will be disclosed in the fee table.
Response 4. The Registrant confirms that short sales expenses, as applicable, will be disclosed in the fee table.
Comment 5	Please confirm supplementally that the Expense Example assumes that the expense reimbursement will be in place for only one year.
Response 5. The Registrant confirms that the Expense Example assumes that the expense reimbursement will be in place for only one year.
Comment 6

The Principal Investment Strategies section notes that the Fund “gains exposure to alternative investments primarily through investments in underlying funds, including private equity funds and hedge funds.”  Please confirm supplementally that the Fund will limit its investment in hedge funds to no more than 15% of its assets.

Response 6. The Registrant confirms that the Fund will limit its investment in hedge funds to no more than 15% of its assets.
Comment 7	If the Fund expects to write credit default swaps (“CDS”), please confirm supplementally that the Fund will segregate liquid assets sufficient to cover the notional value of such swaps.
Response 7. In the event the Fund purchases or writes CDS, the Fund will segregate liquid assets sufficient to cover the notional value of such swaps.

Securities and Exchange Comm. August 26, 2014

Comment 8	Please confirm supplementally that the Fund will apply the principles of SEC Release IC-10,666 to its investments in total return swaps.
Response 8. In the event the Fund utilizes total return swaps, the Registrant confirms that the Portfolio will apply the principles of SEC Release IC-10,666 to its investments in total return swaps.
Comment 9	In the Principal Investment Strategies section, please include disclosure regarding the maturity and credit quality standards applicable to the Fund’s investment in fixed income securities.

Response 9.  Comment accepted. The Registrant has added disclosure to the Principal Investment Strategies section stating that the Fund may invest in fixed income securities of any credit quality or maturity.

Comment 10

With respect to the Fund’s Subsidiary:

The Staff raised a number of questions about the Fund’s wholly owned Cayman subsidiary (the “Subsidiary”).

As a preliminary matter, the Subsidiary is similar to the wholly owned subsidiaries of perhaps hundreds of other mutual funds.  In the case of West Shore Real Return Income Fund, the Subsidiary allows income earned from certain investments linked to commodities to qualify for the 90% gross income test (i.e., requirement that at least 90% of a mutual fund's gross income be derived from dividends, interest, gains from the sale of securities and certain other enumerated sources).  The Fund looks-through the Subsidiary for compliance with the Investment Company Act of 1940 (the “1940 Act”) and financial statement consolidation purposes.  As noted in the Fund's registration statement disclosure, the Fund is limited to investing 25% of its assets in the Subsidiary to comply with diversification requirements.

We respond to specific Staff comments below:

a.

Please disclose whether the Fund complies on an aggregate basis with the Subsidiary with respect to (i) the Fund’s compliance with Section 8 of the 1940 Act and (ii) the limitations with respect to capital structure and the use of leverage set forth in Section 18 of the 1940 Act.

Response 10a.  Comment accepted. The Registrant has added the following disclosure to the Fund’s statement of additional information (“SAI”): “The Subsidiary will also follow the Fund’s fundamental and non-fundamental investment restrictions, described above, with respect to its investments. The Fund will look through the Subsidiary for purposes of compliance with diversification, leverage and concentration requirements and restrictions.”

b.

Please disclose whether the Subsidiary complies with investment restrictions and prohibitions on affiliated transactions under Section 17 thereof of the 1940 Act, and identify the custodian of the Subsidiary.

Response 10b.  As noted in response to Comment 10a. above, the Registrant has added the following disclosure to the Fund’s SAI: “The Fund will look through the Subsidiary for purposes of compliance with diversification, leverage and concentration requirements and restrictions.” The Registrant notes that the Subsidiary has the same custodian as the Fund.

c.

Please disclose whether the Fund has received a Private Letter Ruling from the Internal Revenue Service (“IRS”) with respect to whether income generated from the Fund’s investment in the Subsidiary will be “qualifying income” for regulated investment company (“RIC”) qualification purposes, to the extent that distributions are made to the Fund by the Subsidiary. If no such Private Letter Ruling has been obtained, please disclose the basis on which the Fund has made such a determination.

Securities and Exchange Comm. August 26, 2014

Response 10c.  Comment acknowledged. The Registrant notes that the Prospectus includes the following disclosure: “The Fund has not obtained a ruling from the IRS with respect to its investments or its structure. Based on the analysis in private letter rulings previously issued to other taxpayers, the Fund intends to treat its income from commodity index-linked notes and the Subsidiary as qualifying income without any such ruling from the IRS.”

d.	Please confirm supplementally that the Subsidiary’s expenses will be included in the Fees and Expenses of the Fund—Annual Fund Operating Expenses table.

Response 10d.  The Registrant confirms that the estimated expenses expected to be incurred indirectly by the Fund as a result of its investment in the Subsidiary will be included in the “Annual Fund Operating Expenses” table under the sub-caption “Acquired Fund Fees and Expenses.”

e.	Please confirm supplementally whether the Subsidiary and its board of directors have agreed to service of process in the United States.
Response 10e. The Registrant confirms that the Subsidiary has designated a domestic (U.S.) agent for service of process.
f.	Please confirm supplementally that the Subsidiary and its board of directors will execute the Fund’s post-effective amendment.

Securities and Exchange Comm. August 26, 2014

Response 10f.  The Subsidiary is not required to execute the Registrant’s registration statement because it will not offer its securities in the United States, nor is the Subsidiary a co-issuer of the Fund’s securities. The Subsidiary was organized solely for the purpose of providing the Fund with a non-exclusive means to advance its investment objective in compliance with an existing line of IRS revenue rulings.

We are also aware that Section 7(d) of the 1940 Act prohibits a non-U.S. investment company from publicly issuing its securities in the United States.  The SEC staff has issued a number of no-action letters to allow U.S.-registered funds to set up offshore subsidiaries to permit the funds to invest in foreign markets and/or obtain favorable tax treatment.  The Registrant is relying on these letters in support of its view that the Subsidiary is not offering its securities in the United States in violation of Section 7(d).

The Registrant also believes that the Subsidiary is not a co-issuer of the Fund’s securities.  The Registrant is aware that with funds of funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder”), the staff requires the acquired fund to sign the registration statement of the acquiring fund. The SEC staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares pursuant to Rule 140 under the Securities Act. The Subsidiary’s structure is markedly different from the traditional master-feeder structure in that the Fund’s investment in the Subsidiary is only a limited part – not the chief part – of the Fund’s overall investment strategy.

Even though the Subsidiary is not required to sign the registration statement, the Registrant believes that the SEC and its staff will be able to adequately supervise and assert jurisdiction over the activities of the Subsidiary.  First, the Subsidiary will designate a domestic (U.S.) agent for service of process.  Second, custody of the Subsidiary’s assets will be maintained in the United States with the Fund’s custodian in accordance with Section 17(f) and the rules thereunder.  Third, the Subsidiary will not be able to engage in any activity that would cause the Fund to violate the 1940 Act pursuant to Section 48(a).

g.	Please confirm supplementally that the Subsidiary’s board of directors has agreed the SEC staff can review the Subsidiary’s books and records.
Response 10g. The Subsidiary’s board of directors agrees that upon proper request, the Subsidiary’s books and records will be made available to the SEC staff for inspection.
Comment 11

The Principal Investment Strategies section states that the Fund may invest in securities of companies in any market sector and with market capitalizations of any size. If the Fund expects to principally invest in small- and mid-cap securities, consider adding related disclosure to the Principal Investment Risks section.

Response 11. Comment accepted. The Registrant has added disclosure as requested.
Comment 12	Please confirm that the Principal Investment Strategies section and the Principal Investment Risks section include disclosure about the specific derivatives in which the Portfolio expects to invest.

Response 12.  The Registrant confirms that the Principal Investment Strategies section and the Principal Investment Risks section include disclosure about the specific derivatives in which the Portfolio expects to invest.

Securities and Exchange Comm. August 26, 2014

Comment 13

In the Management—Portfolio Managers section, please revise the disclosure stating that an individual is “an SEC-registered broker-dealer and member of FINRA” to refer to the firm, and not the individual.

Response 13. Comment accepted. The disclosure has been revised as requested.

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

The Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (949) 442-6037.  Thank you.

Best regards,

/s/ Robert A. Robertson

Robert A. Robertson

Securities and Exchange Comm. August 26, 2014 Appendix A

West Shore Real Return Income Fund

Fees and Expenses of the Fund:

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $25,000 in the Fund.  More information about these and other discounts is available from your financial professional and the section entitled How to Purchase Shares in this Prospectus.

Shareholder Fees (fees paid directly from your investment)	Class A	Class I	Class N	Class R
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	1.00%	None	None	None
Redemption Fee (as a % of amount redeemed within 180 days of purchase)	1.00%	1.00%	1.00%	1.00%
Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.40%	None	0.25%	0.50%
Other Expenses	1.18%	1.18%	1.18%	1.18%
Acquired Fund Fees and Expenses(1)	0.15%	0.15%	0.15%	0.15%
Total Annual Fund Operating Expenses	2.58%	2.18%	2.43%	2.68%
Expense Waiver(2)	(0.43)%	(0.43)%	(0.43)%	(0.43)%
Total Annual Fund Operating Expenses After Expense Waiver(1)	2.30%	1.90%	2.15%	2.40%

(1) Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.  The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

(2) The Fund’s Adviser has contractually agreed to reduce the Fund’s fees and/or absorb expenses of the Fund until at least August 31, 2015 to ensure that total annual Fund operating expenses after fee waiver and reimbursement (exclusive of any taxes, short selling expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Fund may invest, or extraordinary expenses such as litigation) will not exceed 2.15%, 1.75%, 2.00% and 2.25% of average daily net assets attributable to Class A, Class I, Class N and Class R shares, respectively.  This agreement may be terminated by the Fund’s Board of Trustees on 60 days’ written notice to the Adviser. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits.